

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 6, 2015

Mr. John P. Cosaert
Chief Financial Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, Iowa 52317

> **Re: Heartland Express, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2014**
> **Response dated December 16, 2014**
> **File No. 0-15087**

Dear Mr. Cosaert:

We have reviewed your December 16, 2014 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2014 letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 1. Significant Accounting Policies

Segment Information, page F-7

1.   Please explain to us in detail the factors you consider in determining which contracts you will accept, in setting the freight price for each contract, and in assigning the tractors and trailers to the routes. Also, please explain to us the cost considerations, if any, included in your decision to use owned fleet versus independent contractors' tractors and who is responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and highway use taxes in each case.

2.   We note that you use consolidated financial information to evaluate operating performance of the business and to allocate resources. Please help us understand why

consolidated revenue and cost information is sufficient to allocate resources and assess performance – that is, why you do not need more disaggregated revenue and cost information. In this regard, please tell us whether significant costs vary based on the type of transportation service or region. Please also tell us whether each regional distribution center or terminal represents a separate cost center.

3.   Please explain to us how you hold your regional distribution centers or terminals accountable for their performance. We note from page 2 of the Form 10-K that you operate nineteen specialized regional distribution operations that contain office and shop facilities, and that these operating locations are strategically located to concentrate on regional freight movements generally within a 500-mile radius of the regional terminals and are designed to meet the needs of significant customers in those regions. Please explain to us how you evaluate whether each regional distribution center is meeting the operating performance financial targets set by the CODM or regional vice presidents. Also, please tell us the nature of the financial information used to evaluate the profitability of each region.

4.   Please tell us the factors or financial information you consider when deciding that a specific regional distribution center is to be closed.

5.   To the extent cost information is available at a level lower than the consolidated level, please tell us what is available, how it is used, and the individuals using the information.

6.   We have reviewed your response to prior comment 2 and the segment footnote disclosure in Note 3 to the Form 10-Q for the quarter ended September 30, 2014. Your disclosure suggests that you are organized around differences in transportation services, but that these services do not meet the definition of a segment. However, it appears that you may also be organized around your regional distribution centers or terminals, but your disclosures do not state whether they meet the definition of an operating segment and whether they are managed on a combined basis. Please clarify. See ASC 280-10-50-21.

Form 10-Q for the Quarter Ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

7.   We have reviewed your response to our prior comment 3 from your letter dated November 5, 2014. As the acquisition of GTI was not an internal growth business, but rather an external acquisition of a similar line of business, please explain by revising your discussion in terms of the amount of revenues from the acquisition growth due to GTI being acquired and that of internal growth from existing business or customers in your legacy asset based dry-van truckload services as we previously requested.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief